REGINA J. SCHRODER
e-mail:  rschroder@barteleng.com



                                [Closing Date ]



Humboldt Bancorp
701 Fifth Street
Eureka, CA  95501

Tehama Bancorp
239 South Main Street
Red Bluff, CA

Ladies and Gentlemen:

     You have requested our opinion with respect to the material U.S. federal income tax consequences of the proposed merger of Tehama Bancorp ("Tehama Bancorp") into Humboldt Bancorp ("Humboldt Bancorp"), with Humboldt Bancorp as the surviving corporation (hereafter the "Merger").

     In preparing this opinion, we have examined and relied upon the facts stated and representations made in the Agreement and Plan of Reorganization and Merger dated September 20, 2000 (the "Agreement") and in the Humboldt Bancorp Registration Statement on Form S-4 filed with the Securities and Exchange Commission, as amended, to which this opinion is appended as an exhibit (the "Form S-4"). Except as otherwise indicated herein, all capitalized terms used in this letter have the meaning assigned to them in the Agreement. We have also relied upon certain management and board of directors' representations made to us by Tehama Bancorp and Humboldt Bancorp for purposes of this opinion.

     Our opinion set forth below is expressly conditioned upon (a) the accuracy of the statements and facts concerning the Merger set forth in the Agreement and the Form S-4, (b) the merger being consummated in the manner contemplated by and in accordance with the terms set forth in the Agreement and the Form S-4, and
(c) the accuracy of the representations made to us by Tehama Bancorp and Humboldt Bancorp management.

     Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder by the U.S. Treasury Department (the "Regulations"), Internal Revenue Service ("IRS") rulings, and court decisions, all of which can be changed, perhaps retroactively, to affect adversely the tax consequences of the Merger. Although the opinions expressed in

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this letter are based on our best interpretations of existing sources of law, no assurance can be given that such interpretations would be followed if they become the subject of judicial or administrative proceedings.

     Based upon the facts and subject to the assumptions set forth above, it is our opinion that the proposed Merger will have the following federal income tax consequences:

     o No gain or loss will be recognized by Tehama Bancorp or Humboldt Bancorp in the merger;

     o The basis and holding periods of the assets of Tehama Bancorp will carry over to Humboldt Bancorp;

     o No gain or loss will be recognized by the holders of Tehama Bancorp common stock upon their receipt of Humboldt Bancorp common stock upon conversion of their Tehama Bancorp common stock;

     o The receipt of cash in lieu of fractional share interests of Humboldt Bancorp common stock by holders of Tehama Bancorp common stock will result in gain or loss equal to the difference between the payment and the tax basis allocated to their fractional share interests. Whether the gain or loss will constitute capital gain or loss for a particular shareholder will depend upon whether that shareholder's Tehama Bancorp common stock is held as a capital asset at the date of the merger;

     o The receipt of cash upon exercise of dissenters' rights by holders of Humboldt Bancorp common stock or Tehama Bancorp common stock will result in gain or loss equal to the difference between the payment and the tax basis of their shares. Whether the gain or loss shall constitute capital gain or loss for a particular shareholder will depend upon whether that shareholder's Humboldt Bancorp common stock or Tehama Bancorp common stock is held as a capital asset at the date of the merger, and whether the requirements of Section 302(b) of the Code are met in the shareholder's exchange;

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     o    The tax basis of Humboldt Bancorp common stock received by the holders of Tehama Bancorp common stock will be the same as the tax basis of the Tehama Bancorp common stock converted in the merger; and

     o The holding period of Humboldt Bancorp common stock in the hands of the shareholders of Tehama Bancorp will include the period during which the Tehama Bancorp common stock converted in the merger was held, provided the Tehama Bancorp common stock was held as a capital asset on the date of the merger.

     This opinion is being furnished to you in connection with the Agreement and the Form S-4, and we hereby consent to its inclusion as an exhibit to the Form S-4. However, this opinion is not otherwise to be quoted, in whole or in part, referred to in any other transaction, or filed with any governmental agency or any other person without our prior and express written consent.

     The opinion expressed herein is as of the date hereof, and we assume no obligation to update or supplement such opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in the law that may hereafter occur.

     No opinion is expressed as to the federal income tax consequences of any aspects of the proposed transaction other than of those aspects specifically addressed above.

                                         Sincerely,



                                         Bartel Eng Linn & Schroder,
                                         a Law Corporation